

Mail Stop 4546

September 26, 2017

<u>Via Email</u>
Laura Clague
Chief Financial Officer
3721 Valley Centre Drive, Suite 200
San Diego, CA

> **Re: Retrophin Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 001-36257**

Dear Ms. Clague:

We have reviewed your September 1, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 21, 2017 letter.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Critical Accounting Estimates, page 45</u>

1. We acknowledge your response to our prior comment 1. As it pertains to the 2016 ending government rebate reserve balance of $4,564,000 presented in the table, please clarify for us how this amount reconciles to the 2016 ending government rebate reserve balance of $6,967,00 million presented in your accrued expenses disclosure on page F-23 of your filing.

<u>Notes to Consolidated Financial Statements</u>
<u>Entity Wide Disclosure Information</u>

2. We acknowledge your response to our prior comment 2. Based on the prescribed uses highlighted in your response it does not appear that Thiola is similar to either Chenodal or Cholbam. Thus, please confirm to us that, in future filings, you will disclose the net

revenue for Thiola and, separately, the combined net revenue for Chenodal and Cholbam for each of the financial statement periods presented. Refer to ASC 280-10-50-40.

You may contact Jacob Luxenburg, Staff Accountant, at (202)-551-2339 if you have questions regarding comments. In this regard, do not hesitate to contact me at (202)-551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance